Organigram Announces Record Q3 Financial Results –
Net Income of $2.8 Million for the Quarter

Growth in production, dried flower sales, oil sales, inventory and the announcement of numerous sales agreements positions Organigram for successful launch of adult recreational use market

MONCTON, NEW BRUNSWICK – (July 30, 2018) - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQB: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce its financial results for the three and nine-months ended May 31, 2018.

“Our fiscal third quarter was transformational for the Company. Our production capabilities have increased exponentially, we launched our adult recreational brand strategy and have signed agreements with a number of provinces and private retailers as well as announcing key significant investments from both a strategic and international perspective. As we head into the launch of the adult use recreational market we believe Organigram is well positioned to build upon its domestic medical business into becoming a national player in the adult recreational market and a global player in the medical market.”

Operational Highlights

  Organigram began harvesting from its Phase 2 expansion facility (23 grow rooms) on April 20, 2018 bringing its target production of dried flower equivalent to 22,000 kg/annum;

  In May the Company launched its adult recreational brand strategy which included house brands such as The Edison Cannabis Company, ANKR Organics and Trailer Park Buds;

  In May Organigram received a “License for Controlled Drugs and Substances” from Health
  Canada making the Company a Licensed Dealer;

  In May the Company received its “Permit to Export Cannabis” license which allowed Organigram the ability to make its first international medical shipment to Australia (completed in July);

  Shortly after quarter-end the Company began use of its Phase 3 expansion filling six of the 16 grow rooms with the remaining rooms filled in June and July bringing its target production of dried flower equivalent to 36,000 kg/annum; and

  Announced strategic investments in: Hyasynth Biologicals, Alpha-Cannabis Germany, and Eviana (see previous press releases for more details) which all are expected to close in the calendar third quarter.

Financial Highlights

  Record net sales for both the three-months and nine-months ended May 31, 2018 of $3.7 million and $10.1 million respectively vs. $1.9 million and $3.6 million respectively for 2017;

  Record sale volume of cannabis oil for the three-months ended May 31, 2018 (768,400 milliliters) up 39% from Q2/18 (552,250) and up 452% from Q3/17 (139,200 milliliters);

  Record sales volume of dried flower (303,428 grams) for the three-months ended up 28% from Q2/18 (237,650 grams) and up 55% from Q3/17 (196,129 grams);

  Record yields per plant in the quarter ended May 31, 2018 (see MD&A for further details);

  Cost of cultivation per gram of dried flower harvested of $0.80 per gram “all-in” (direct labour and materials, allocated overhead and depreciation) and $0.58/gram excluding depreciation. Note that cost of cultivation is a non-GAAP measure used by management internally and does not include indirect production, packaging or shipping costs (see financial statements and MD&A for further details);

  Registered medical patients climbed to a record 15,316 by the end of Q3 up 18% since Q2 (12,957);

  Impairment of goodwill on its 2017 acquisition of Trauma Healing Centres in the amount of $1.2 million related to “right sizing” of the business opportunity;

  Net interest expense of $3.7 million for the quarter primarily attributable to the interest expense on $115 million of convertible debentures issued on January 31, 2018; and

  Net income of $2.8 million, an increase of 162% compared to $1.1 million in Q2-2018 and a loss of $2.3 million in Q3-2017.

Summary of Financial Results

(in $000 except EPS)	Three-months ended May 31		Inc. (Decr.)	Nine-months ended May 31		Inc (Decr.)
	2018	2017		2018	2017

Gross sales	$ 3,705	$1,917	93%	$ 9,612	$ 5,593	72%
Sales recovery (return)	$ 21	$-	n/m1	$ 490	$(2,026)	n/m
Net sales[2]	$ 3,726	$1,917	94%	$ 10,102	$3,567	183%
Cost of sales (incl. indirect production)	$ 1,671	$2,097	-20%	$ 5,012	$5,905	-15%
Gross margin (excluding FV adjustment)	$ 2,055	$(180)	n/m	$5,090	$ (2,338)	n/m
FV adjust. on bio assets and inventories	$ 10,066	$(578)	n/m	$ 15,172	$ (1,634)	n/m
Gross margin	$ 12,121	$(758)	n/m	$ 20,262	$ (3,972)	n/m

General and admin	$1,556	$ 790	97%	$ 4,743	$2,245	111%
Sales and marketing	$1,754	$691	154%	$ 4,033	$2,063	95%
Share-based compensation (non-cash)	$1,156	$222	421%	$ 3,056	$787	288%
Impairment of goodwill	$1,156	$ -	n/m	$ 1,156	$ -	n/m
Net financing costs (income) [3]	$3,679	$ (115)	n/m	$4,778	$ (211)	n/m
Net income (loss)	$ 2,820	$(2,346)	n/m	$ 2,496	$(8,856)%

EPS (basic)	$ 0.023	$(0.023)	n/m	$ 0.021	$ (0.093)	n/m
EPS (diluted)	$0.021	$(0.023)	n/m	$ 0.019	$ (0.093)	n/m

Sales volume of:
Dried cannabis flower (gr)	303,428	196,129	55%	736,153	598,060	23%
Cannabis oil sold (ml)	768,400	189,600	305%	1,739,250	406,000	328%

1 Not meaningful

2 Net sales consist of gross sales and sales recovery (return) and includes dried flower and cannabis oil sales, sales of accessories and revenues from the Company’s wholly-owned subsidiary Trauma Healing Center.

3 Net financing costs consist of financing costs less any investment income earned.

Balance Sheet Highlights

At the end of the third-quarter 2018 the Company reported:

  $156 million in cash and short-term investments (up from $34 million at the August 31, 2017 year-end);

  $26.9 million in combined biological assets and inventories (up from $5.4 million at year-end);

  $83 million in property, plant and equipment (up from $45 million at year-end);

  $9 million in current liabilities (up from $6 million at year-end);

  $98 million in long-term debt and convertible debentures (up from $3 million at year-end);

  124.6 million outstanding shares (103.5 million at year-end); and

  140.5 million fully-diluted shares (114.2 million at year-end) – including 7.8 million options (6.3 million at year-end), 8.1 million warrants (4.3 million at year-end), and 21.2 million shares (–Nil at year-end) if the convertible debentures are converted at their conversion price of $5.42.

Outlook

  Phase 4a (26 grow rooms) and 4b (27 grow rooms) construction expansions began in Q4 including a substantially complete 40-megawatt (peak capacity) substation worth $4 million – total cost of Phases 4a and 4b (including the $4 million spent on the substation) estimated to be $70 million bringing target production capacity to 89,000 kg/annum;

  Phase 4c (24 grow rooms) which has an estimated cost of $40 million would bring target production capacity to 113,000 – construction scheduled to begin in January 2019;

  Organigram expects to close its previously announced investments by the end of the quarter and is looking to augment its domestic and global capabilities with further investments and/or acquisitions; and

  Company is confident it will be able to announce further provincial agreements in the adult recreational market in the current quarter.

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Paolo De Luca	Dylan Rogers
Chief Financial Officer	Investor Relations Analyst
paolo.deluca@organigram.ca	drogers@organigram.ca
(416) 661-0947	(506) 232-0121